Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ADVANCE NOTICE FOR ESTIMATED PROFIT OF

THE INTERIM RESULTS OF 2022

This announcement is made by PetroChina Company Limited (the “Company” and, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

IMPORTANT NOTICE

(1) It is estimated that the net profit attributable to equity holders of the Company for the first half of 2022 will increase by an amount between RMB26.5 billion and RMB32.0 billion, representing an increase between 50% and 60%, as compared with the corresponding period of the previous year.

(2) The estimated growth in profit of the Company is primarily due to that the Company strengthened its efforts in exploration and development of oil and gas, vigorously promoted the increase in both reserve and production, and adhered to quality improvement, profitability enhancement and low-cost development. It is also attributable to an increase in international oil prices, and an increase in both volume of production and sales of crude oil and natural gas, as compared with the corresponding period of the previous year.

I. ESTIMATED RESULTS OF THIS PERIOD

1. Period of the Estimated Results

From 1 January 2022 to 30 June 2022.

2. Estimated Results

(1) Based on preliminary estimation by the financial department of the Company and in accordance with PRC Accounting Standards for Business Enterprises, it is estimated that the net profit attributable to equity holders of the Company for the first half of 2022 will increase by an amount between RMB26.5 billion and RMB32.0 billion, representing an increase between 50% and 60%, as compared with the corresponding period of the previous year.

(2) The net profit attributable to equity holders of the Company after deduction of non-recurring loss/profit will increase by an amount between RMB42.0 billion and RMB48.0 billion as compared with the corresponding period of the previous year.

3. The estimated results of this period are preliminary estimation of the Company and have not been audited by certified accountants.

II. RESULTS OF THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

1. Net profit attributable to equity holders of the Company: RMB53.036 billion; net profit attributable to equity holders of the Company after deduction of non-recurring loss/profit: RMB45.231 billion.

2. Earnings per share: RMB0.29.

III. MAIN REASONS FOR THE INCREASE OF ESTIMATED RESULTS OF THIS PERIOD

In the first half of 2022, the Company adhered to the fundamental path of steady progress, overcame the impact of adverse factors such as domestic localized rebound of the COVID-19 pandemic, strengthened the exploration and development of oil and gas, and strived to increase both of the reserve and production. The Company continuously improved the structure of products on market-oriented basis, and vigorously carried out marketing activities. Both volume of production and sales of crude oil and natural gas increased as compared with the corresponding period of the previous year. The Company strengthened the refined management, adhered to low-cost development, continuingly controlled the cost and expenses in an effective manner, continuously deepened the promotion in quality improvement and profitability enhancement, and kept enhancing the ability of value creation of the two principal industrial chains, namely, the oil and gas. The Company adhered to green and low-carbon transformation, and actively carried out the development of new energy and new materials business in a steady manner.

IV. RISK WARNINGS

There are no factors of material uncertainty in the Company that may affect the accuracy of this profit estimation.

V. OTHER MATTERS

The estimated results above are only preliminary estimation. Please refer to the 2022 interim report officially disclosed by the Company for specific and accurate financial information. Investors are reminded to exercise caution when making investment decisions.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

15 July 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.